Exhibit 99.1

COOLBRANDS INTERNATIONAL INC.

8300 Woodbine Avenue, 5th Floor	Contact: David J. Stein
Markham, Ontario, Canada, L3R 9Y7	Telephone: (631) 737-9700(x216)

COOLBRANDS REPORTS FINANCIAL RESULTS
FOR THE THIRD QUARTER OF FISCAL 2006

Toronto, Canada, July 17, 2006 - CoolBrands International Inc. (TSX: COB.SV.A) today announced financial results for the third quarter of fiscal 2006.

Financial Results

Revenues for the third quarter of fiscal 2006 increased to $95,554,000 from $92,106,000 for the same quarter last year. Net loss for the quarter was $(11,814,000) (($0.21) basic and diluted loss per share) as compared with a net loss of $(6,233,000) (($0.11) basic and diluted earnings per share) for the same quarter last year.

Commenting on the results, David J. Stein, President, Chief Executive Officer and Co-Chairman of CoolBrands International Inc., stated, “Negative results were driven by continued declines in our frozen desserts business, underscoring our need to refocus our brand portfolio on more appealing and strongly differentiated brands and products. Our new product initiatives this year, which began showing up on store shelves in the third quarter, reflect that strategy. Meanwhile, our other three operating segments, including our Breyer’s® Yogurt business, showed stable revenues and profitability.

Restatement of financial statements for the period ended February 28, 2006

The Company has revised its financial statements for the three month period ended February 28, 2006 to reflect the cancellation of 2,141,000 stock options which occurred during the period. The cancellation of the stock options resulted in a reduction in additional paid-in-capital and long-term deferred income taxes of $7,920,000.

Conference Call and Webcast

The Company will hold a conference call to discuss its third quarter 2006 results on July 21, 2006 at 8:30 AM Eastern time. Persons wishing to participate in the call should telephone 1-866-898-9626 in North America; local participants should call (416) 340-2216. The call will also be webcast live on the following Internet site at http://events.startcast.com/events/188/B0004 and subsequently archived at: www.coolbrandsinc.com and http://events. startcast.com/events/188/B0004

CoolBrands International Inc. Consolidated Balance Sheets as at May 31, 2006 and August 31, 2005

(Unaudited) (Amounts expressed in thousands of dollars)	May 31, 2006 (Unaudited)	August 31, 2005

Assets
Current assets:
Cash	$997	$24,062
Investments		7,500
Restricted cash		10,000
Receivables, net	45,125	51,575
Receivables – affiliates	1,953	1,919
Inventories	39,074	49,472
Franchising net assets held for sale		7,203
Income taxes recoverable	17,588	9,813
Prepaid expenses	2,056	2,347
Deferred income taxes	5,148	5,148

Total current assets	111,941	169,039

Deferred income taxes, net of valuation allowance	4,861	14,799

Property, plant and equipment	44,482	46,567

Intangible and other assets	23,674	21,204

Goodwill	41,881	43,382

	$226,839	$294,991

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$38,872	$51,518
Payables – affiliates	332	620
Accrued liabilities	29,415	29,417
Deferred income taxes	93	93
Short term borrowings		34,553
Notes payable to bank	20,504
Current maturities of long-term debt	3,152	18,161

Total current liabilities	92,368	134,362

Long-term debt	17,852	8,248

Other liabilities	2,988	2,442

Deferred income taxes	6,180	6,145

Total liabilities	119,388	151,197

Minority interest		5,388

Commitments and contingencies

Shareholders’ equity:

Capital stock	97,804	97,578

Additional paid-in-capital	39,119	46,376

Accumulated other comprehensive earnings	(1,450)	(1,696)

Retained earnings	(28,022)	(3,852)

Total shareholders’ equity	107,451	138,406

	$226,839	$294,991

CoolBrands International Inc.
Consolidated Statements of Operations
for the nine and three months ended May 31, 2006 and 2005

(Unaudited) (Amounts expressed thousands of dollars, except for per share data)

	For the nine months ended		For the three months ended
	May 31, 2006	May 31, 2005	May 31, 2006	May 31, 2005
Net revenues:

Net sales	$258,116	$235,726	$93,987	$89,325

Drayage and other income	5,348	11,932	1,567	2,781

Total net revenues	263,464	247,658	95,554	92,106

Cost of goods sold	258,153	238,100	93,776	90,442
Selling, general and administrative expenses	38,938	29,138	13,527	13,362
Interest expense	3,515	1,465	1,051	774
Asset impairment		1,401

Loss from continuing operations before income tax and minority interest	(37,142)	(22,446)	(12,800)	(12,472)

Minority interest	(5,185)	(2,247)	(1,525)	(790)

Loss from continuing operations before income taxes	(31,957)	(20,199)	(11,275)	(11,682)

Recovery of income taxes	(7,573)	(7,846)	495	(4,229)

Loss from continuing operations	(24,384)	(12,353)	(11,770)	(7,453)

Discontinued operations:
(Loss) gain from operations of Franchising segment	(192)	2,376	(44)	1,220
Gain on sale of Franchising segment	406

Net loss	$(24,170)	$(9,977)	$(11,814)	$(6,233)

(Loss) earnings per share, basic and diluted:
Continuing operations	$(0.43)	$(0.22)	$(0.21)	$(0.13)
Discontinued operations	0.00	0.04	0.00	0.02

Net loss	$(0.43)	$(0.18)	$(0.21)	$(0.11)

Weighted average shares outstanding:

Shares used in per share calculation – basic and diluted	56,038	55,916	56,068	55,935

CoolBrands International Inc.
Consolidated Statements of Cash Flows
for the nine and three months ended May 31, 2006 and 2005

(Unaudited)	For the nine months ended		For the three months ended
(Amounts expressed in thousands of dollars)	May 31, 2006	May 31, 2005	May 31, 2006	May 31, 2005
Cash and short term investments provided by (used in):
Operating activities:
Net loss	$(24,170)	$(9,977)	$(11,814)	$(6,233)
Adjustments to reconcile net loss to net cash flows from operating activities
Depreciation and amortization	7,822	3,021	4,747	1,456
Stock-based compensation expense	750	243	130	82
Asset impairment		1,401
Deferred income taxes	2,053	(3,363)	4,091	(1,215)
Minority interest	(5,185)	(2,247)	(1,525)	(790)
Allowance for doubtful accounts	850	260	405	(58)
Net loss (gain) from discontinued operations	192	(2,376)	44	(1,220)
Gain on sale of discontinued operations	(406)
Cash effect of changes
Receivables	5,822	5,129	(7,145)	(11,500)
Receivables - affiliates	(34)	(57)	1,193	(617)
Inventories	10,398	(4,578)	1,806	(5,705)
Prepaid expenses	(110)	(2,614)	(846)	(466)
Other assets	(2,708)	153	(2,159)	227
Income taxes recoverable	(7,755)	(9,968)	(3,581)	(4,879)
Accounts payable	(12,646)	11,547	12,774	22,913
Payables - affiliates	(288)	(600)	(258)	60
Accrued liabilities	1,293	12,620	(4,894)	1,471
Other liabilities	(800)	(93)	(1,326)	(26)

Cash used in operating activities	(24,942)	(1,499)	(8,358)	(6,500)

Investing activities:
Acquisition, net of cash acquired		(59,609)		(59,609)
Purchase of property, plant, and equipment	(3,971)	(8,925)	(2,216)	(5,738)
Purchase of license agreements and other intangibles		(26)		(9)
Purchase of investments		(2,500)		(2,500)
Redemption of investments	7,500	18,050		18,050
Redemption of restricted cash	10,000		10,000
Issuance of notes receivable	(251)
Collection of notes receivable	44	4	24	(9)

Cash provided by (used in) investing activities	13,322	(53,006)	7,808	(49,815)

Financing activities:
Proceeds from issuance of Class A and B shares	140	57	48	27
Proceeds from bank loan	57,198	44,553	57,198	44,553
Proceeds from issuance of capital leases	172
Change in revolving line of credit, secured		1,223		1,623
Repayment of short-term borrowings	(15,690)		(15,690)
Repayment of long-term debt	(61,134)	(2,908)	(53,604)	(1,119)

Cash (used in) provided by financing activities	(19,314)	42,925	(12,048)	45,084

Decrease in cash flow due to changes in foreign exchange rates	(247)	(4,168)	(205)	(3,084)

Cash flows from discontinued operations:
Net (loss) gain from Franchising operations	(192)	2,376	(44)	1,220
Operating	275	2,160	193	(36)
Investing	8,033
Financing		(222)

Cash provided by discontinued operations	8,116	4,314	149	1,184

Decrease in cash and cash equivalents	(23,065)	(11,434)	(12,654)	(13,131)
Cash and short-term investments – beginning of period	24,062	36,277	13,651	37,974

Cash and cash equivalents – end of period	$997	$24,843	$997	$24,843

CoolBrands International Inc.
Summary Financial Data

(in thousands of dollars, except share data):
	For the nine months ended		For the three months ended
	May 31, 2006	May 31, 2005	May 31, 2006	May 31, 2005
	$	$	$	$

Net revenues	263,464	247,658	95,554	92,106
Loss from continuing operations before income taxes	(31,957)	(20,199)	(11,275)	(11,682)
Recovery of income taxes	(7,573)	(7,846)	495	(4,229)
Loss from continuing operations	(24,384)	(12,353)	(11,770)	(7,453)
Discontinued operations	214	2,376	(44)	1,220
Net loss	(24,170)	(9,977)	(11,814)	(6,233)

(Loss) earnings per share, basic and diluted:
Continuing operations	$(0.43)	$(0.22)	$(0.21)	$(0.13)
Discontinued operations	0.00	0.04	0.00	0.02

Net loss	$(0.43)	$(0.18)	$(0.21)	$(0.11)

Depreciation and amortization	7,822	3,021	4,747	1,456
Interest expense	3,515	1,465	1,051	774
Weighted average number of shares outstanding:
Shares used in per share calculation – basic and diluted	56,038	55,916	56,068	55,935

About CoolBrands International: CoolBrands International Inc. markets a broad range of ice creams and frozen snacks under a family of brands, including Eskimo Pie®, Godiva® Ice Cream, Whole Fruit™ Sorbet, Snapple® On Ice Pops, Tropicana® Fruit Bars, No Pudge! ™ Frozen Snacks, Crayola® Color Pops, Yoplait® Frozen Yogurt and many other well recognized brand names. CoolBrands also markets fresh yogurt products, including Breyers® Fruit on the Bottom, Probiotics Plus Light and Creme Savers® cup yogurt varieties. CoolBrands’ operates a “direct store door” (DSD) frozen distribution system in selected markets in the U.S. to deliver CoolBrands products and Partner Brands to supermarkets, convenience stores and other retail customers. CoolBrands’ subsidiary, Americana Foods, manufactures soft serve mixes, packaged ice cream, frozen snacks and other food products for CoolBrands and for well known national retailers, food companies and restaurant chains. CoolBrands’ Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. Eskimo Pie, Whole Fruit and No Pudge are trademarks of CoolBrands, all other are used under license.

For more information about CoolBrands, visit www.coolbrandsinc.com.

Forward Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company’s financial position and business strategy. These statements may be identified by the fact that they use such words as “anticipate,” “estimate,” “expect,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company’s products, product costing, the weather, the performance of management, including management’s ability to implement its plans as contemplated, the Company’s relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.